August 5, 2024

Stephen Kadenacy
Chief Financial Officer
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

       Re: BRC Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 6, 2024
           Form 10-Q for the quarterly period ended March 31, 2024 Filed May 8, 2024
           Form 8-K filed March 6, 2024
           File No. 001-41275
Dear Stephen Kadenacy:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

1. We note disclosures in your financial statements indicate you exchanged finished goods inventory for prepaid advertising that resulted in recording $29 million in additional Wholesale revenue during FY 2023. Based on the impact of this transaction on your results of operations, including the fact that it accounts for one-third of the increase in Wholesale revenue during FY 2023, it appears this transaction and its positive impact on Wholesale revenue and potentially negative impact on gross profit margin should be disclosed and discussed under Results of Operations. It also appears critical accounting estimates related to this transaction should be disclosed and discussed under Critical
       Accounting Estimates. Please advise or revise future filings as appropriate. In addition to
 August 5, 2024
Page 2

       explaining the transaction, disclosing its impact on results of operations, and discussing related critical accounting estimates in future filings, please tell us, and revise future filing to address, the following:
           Explain the facts and circumstances related to the transaction and the reasons you entered into it.
           Explain the specific nature of the prepaid advertising you received, including the time period over which you are required to or expect to use it and if and how you assess it for impairment at each balance sheet date.
           You disclose you valued the transaction based on the standalone selling price of finished goods sold to distributors; however, based on disclosures in your
           Annual Earnings Release filed under Form 8-K, we note you recorded write-offs of
           RTD inventory during FY 2023. Explain the specific nature of the inventory you exchanged for prepaid advertising and the specific nature of the inventory you wrote-
           off and disclose and discuss how you determined the inventory you exchanged was not impaired prior to the exchange.
       Since this transaction impacts subsequent interim periods, this comment is also applicable to your subsequent quarterly filings.
Form 8-K filed March 6, 2024
Exhibit 99.1
Non-GAAP Financial Measures
Reconciliation of Net Loss to Adjusted EBITDA, page 11

2. We note your non-GAAP financial measure, Adjusted EBITDA, includes several adjustments that appear to relate to normal operating expenses necessary to operate your business. Please address the following:
           In regard to the adjustment for executive recruitment, relocation, and sign-on bonuses, tell us, and disclose, the amounts related to each during each period and explain how you determined excluding costs related to hiring and compensating employees from a non-GAAP performance measure is appropriate.
           In regard to the adjustment for strategic initiative related costs, tell us, and disclose, the amounts and specific nature of the costs incurred during each period and explain how you determined excluding operating costs to grow and/or improve productivity from a non-GAAP performance measure is appropriate.
           In regard to the adjustment for legal costs, tell us, and disclose, the amounts and specific nature of each legal dispute during each period and explain how you determined excluding operating costs necessary to operate your business from a non-
           GAAP performance measure is appropriate.
           In regard to the adjustment for RTD start-up and production issues, tell us, and disclose, the amounts and specific nature of each cost during each period and explain how you determined excluding costs related to start-up and production issues from a non-GAAP performance measure is appropriate.
           In regard to the adjustment for RTD transformation costs, tell us, and disclose, the amounts and specific nature of the loss on the write-off of RTD inventory, the discounts recognized on non-cash transactions, and the other non-cash costs to
 August 5, 2024
Page 3

           transform your RTD business during each period and explain how you determined excluding these operating costs from a non-GAAP performance measure is
           appropriate.
           Explain why costs you exclude from your non-GAAP financial measure are not disclosed and discussed in MD&A in any annual or quarterly filings. Please specifically explain how you determined each adjustment above is appropriate
       based on the guidance in Question 100.01 of the Compliance & Disclosure Interpretations
       on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measure to comply with that guidance. We note your characterization of several non-GAAP adjustments as "non-cash". Please be advised, although the guidance in
       Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP
       Financial Measures indicates normal recurring cash operating expenses are one example of a non-GAAP adjustment that may be misleading that is not meant to imply that excluding non-cash operating expenses would also not be misleading. Please specifically explain how you determined excluding non-cash operating expenses necessary to operate your business complies with the guidance in both Questions 100.01 and
100.04 of the
       Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This
       comment is also applicable to your Form 8-K filed on May 8, 2024.
3.     We note your non-GAAP financial measure, Adjusted EBITDA, includes adjustments
       related to System implementation costs and Restructuring fees and related costs. Please address the following:
           In regard to the adjustment for system implementation costs, tell us, and disclose, the specific nature of the costs and when the implementation is expected to be complete.
           In regard to the adjustment for restructuring fees and related costs, tell us, and disclose, the amounts and nature of each cost included in the adjustment during each period. Also, explain why the restructuring costs are not disclosed and discussed in
           MD&A and why the notes to your financial statements do not include the disclosures required by ASC 420-10-50-1.
       This comment is also applicable to your Form 8-K filed on May 8, 2024.
4. We note your characterization of several non-GAAP adjustments as nonrecurring even though they occur in several periods. Please revise your descriptions of these adjustments to comply with the guidance in Question 102.03 of the Compliance and Disclosure
       Interpretations for Non-GAAP Financial Measures.
Form 10-Q for the quarterly period ended March 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
29

5. We note disclosures in your financial statements that due to a change in your Loyalty
       Program points policy you reduced the related deferred revenue liability by $3.4 million because the change resulted in a reduction in the amount of loyalty points you estimate will be redeemed. Please tell us, and clarify in future filings, how this change in estimate was recorded. If the change in estimate resulted in you recording additional
       Direct-to-Consumer revenue, it appears the change and its positive impacts on Direct-to-
       Consumer revenue and gross profit margin should be disclosed and discussed under
 August 5, 2024
Page 4

       Results of Operations. Absent the change, it appears the decline in Direct-to-Consumer revenue would have almost doubled from a decline of 11% to a decline of 21%. To the extent unusual events and transactions impact results of operations, even if they offset other trends and transactions, they should be quantified and discussed in MD&A. Please advise or revise future filing as appropriate.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing